FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Finalizes Number of Stock Options

Tokyo, June 5, 2015— Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights and the number of grantees based on a resolution of its Executive Management Board held on May 18, 2015, as outlined below.

	Stock Acquisition Rights No. 63	Stock Acquisition Rights No. 64	Stock Acquisition Rights No. 65
Total Number of Stock Acquisition Rights to be Issued	68,633	68,353	67,995

Grantees	Total of 955 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 955 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 954 directors, executive officers and employees of the Company and its subsidiaries, etc.

Shares of Common Stock Under Stock Acquisition Rights	6,863,300 shares	6,835,300 shares	6,799,500 shares

	Stock Acquisition Rights No. 66	Stock Acquisition Rights No. 67
Total Number of Stock Acquisition Rights to be Issued	42,188	8,644

Grantees	Total of 60 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 9 directors, executive officers and employees of the Company and its subsidiaries, etc.

Shares of Common Stock Under Stock Acquisition Rights	4,218,800 shares	864,400 shares

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.